Empire Global Gaming, Inc.
555 Woodside Ave, Bellport, New York 11713

April 20, 2011

U.S. Securities & Exchange Commission
Office of Small Business
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Empire Global Gaming, Inc. Form S-1 Registration Statement (the “Registration Statement”) Filed April 20, 2011 File No. 333-169531

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Empire Global Gaming, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 P.M. on , April 25, 2011, or as soon as practicable thereafter.

The Company acknowledges that:

☐      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Empire Global Gaming, Inc.

By:	/s/ Nicholas Sorge, Sr.
Nicholas Sorge, Sr.
Principal Executive Officer, President and Director